United States securities and exchange commission logo





                             September 29, 2023

       Jeremy Schwartz
       Chief Executive Officer
       WisdomTree Bitcoin Trust
       c/o WisdomTree Digital Commodity Services, LLC
       250 West 34th Street, 3rd Floor
       New York , New York 10119

                                                        Re: WisdomTree Bitcoin
Trust
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 20, 2023
                                                            File No. 333-254134

       Dear Jeremy Schwartz:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1. Based on our preliminary review of your registration statement, we have the following initial set of
comments. Once you have amended your registration statement and responded to each of
these comments, we will provide you with more detailed comments relating to your
registration statement, as appropriate.
   2. We note that your registration statement includes a number of blanks or omitted information, including,
for example, the initial Authorized Participant, the Subcustodian, the key employees of
the Trust and the Sponsor, and a number of exhibits to be filed by amendment. Please
revise to include this information in your next amendment, or tell us
 Jeremy Schwartz
FirstName LastNameJeremy
WisdomTree  Bitcoin Trust Schwartz
Comapany 29,
September NameWisdomTree
              2023         Bitcoin Trust
September
Page 2    29, 2023 Page 2
FirstName LastName
         when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.
3.       We refer you to our December 2022 Sample Letter to Companies Regarding
Recent
         Developments in Crypto Asset Markets, located on our website at the following address:

https://w
ww.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets.
         Please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly.
Risk Factors, page 9

4. Please revise to discuss the risk of price volatility from other parts of the crypto asset market.
Risk Factors Associated with bitcoin and the Bitcoin Network
Bitcoin exchanges on which bitcoin trades are relatively new and, in some cases, unregulated, page 15

5. Please expand to discuss the risks of fraud, manipulation, front-running, wash-trading, security failures or operational problems at bitcoin trading platforms.
The Trust and Bitcoin Prices
The Reference Rate, page 36

6. Please revise your disclosure to provide a materially complete description of the
         Reference Rate methodology. Please also address the following in your disclosure regarding the benchmark:
             Include a table with market share and volume information for each constituent bitcoin trading platform used to calculate the CF Bitcoin US Settlement Price;
             Explain how the identified constituent bitcoin trading platforms are selected;
             Disclose the extent to which the Sponsor has discretion to select a different benchmark; and
             Disclose whether the Sponsor will notify investors of changes to the constituent bitcoin trading platforms used to calculate the Reference Rate, and, if so, how the
             Sponsor will notify the investor of such changes.
Calculation of NAV, page 37

7. Please include a materially complete description of the methodology to be used to calculate NAV and disclose how you will value your bitcoin holdings for GAAP purposes. Please also tell us how you intend to develop accounting and valuation policies to address significant events related to crypto assets. For example, explain to us how your valuation policies will address the potential for a blockchain for a crypto asset to diverge
         into different paths (i.e., a    fork   ) and airdrops.
 Jeremy Schwartz
FirstName LastNameJeremy
WisdomTree  Bitcoin Trust Schwartz
Comapany 29,
September NameWisdomTree
              2023         Bitcoin Trust
September
Page 3    29, 2023 Page 3
FirstName LastName
Additional Information About the Trust, page 38

8. Please revise your disclosure to address the competition you will face in launching and sustaining your product. Please also revise your risk factors to address the risks associated with this competition, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.
Custody of the Trust's Assets, page 40

9. Please revise to provide a materially complete discussion of your bitcoin custody arrangements. For example, please consider addressing the following:
             Describe the material terms of your agreement(s) with the Custodian and any
             Subcustodian;
             Describe whether your assets custodied by the Custodian will be commingled with assets of other customers, and the geographic location where the private keys will be stored;
             Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoins; and
             Disclose whether and to what extent the Custodian carries insurance for any losses of the bitcoin that it custodies for you.
Creation and Redemption of Shares, page 42

10. Please revise to address the following regarding the creation and redemption process:
             Discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise; and
             Describe the mechanics of how the creation and redemption process will work between the Trust, the Authorized Participants and the Custodian, including a discussion of whether and to what extent transactions between the Authorized
             Participants and the Custodian will be settled on-chain or off-chain, and any risks associated with the settlement process.
11. Please discuss whether and to what extent the size of your creation and redemption baskets could have an impact on the arbitrage mechanism in light of the market for bitcoin.
Conflicts of Interest, page 46

12. Please revise to disclose all existing and potential conflicts of interest between your
         Sponsor and its affiliates and the Trust. Please also clarify whether the Sponsor or any insiders have bitcoin or bitcoin-related exposure that could create conflicts of interest and disclose whether you have a code of conduct or other requirements for pre-clearance of bitcoin-related transactions that apply to your employees, the Sponsor, or any of its affiliates.
 Jeremy Schwartz
WisdomTree Bitcoin Trust
September 29, 2023
Page 4
Experts, page 49

13. Please revise to include this information in your next amendment, or tell us when you intend to do so.
Financial Statements, page 49

14. We note your disclosure that your audited financial statements will be provided by a pre-
      effective amendment. Please confirm you will file these audited financial statements in a pre-effective amendment as soon as they are available in order to allow the staff sufficient time to complete its review. Please also confirm your understanding that the staff will need sufficient time to review the audited financial statements and related information, and we may have additional comments at that time.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Justin Dobbie at 202-551-3469 with any other questions.



                                                            Sincerely,
FirstName LastNameJeremy Schwartz
                                                            Division of
Corporation Finance
Comapany NameWisdomTree Bitcoin Trust
                                                            Office of Crypto
Assets
September 29, 2023 Page 4
cc:       Todd Zerega
FirstName LastName